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Writer's Direct Line: 858-720-8942
jhentrich@sheppardmullin.com

October 13, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Mr. Kevin Dougherty

Re:	Pomeroy IT Solutions, Inc.
Preliminary Transaction Statement on Schedule 13E-3
File No. 005-43896

Mr. Dougherty:

Pomeroy IT Solutions, Inc. (the "Company"), filed Amendment No. 2 to the above referenced Preliminary Transaction Statement on Schedule 13E-3 ("Amendment No. 2") with the Securities and Exchange Commission. As discussed in our letter to you dated September 30, 2009, the agreement and plan of merger dated May 19, 2009, among the Company, Hebron LLC, Desert Mountain Acquisition Co. and with respect to certain sections thereof, David B. Pomeroy, II (as amended, the "Hebron Merger Agreement") was terminated on September 25, 2009.  The merger contemplated by the Hebron Merger Agreement is the subject of the above referenced Preliminary Transaction Statement on Schedule 13E-3 originally filed on July 6, 2009, as amended (as amended, the "Preliminary Transaction Statement").  Amendment No. 2 reports that the Hebron Merger Agreement and the transactions contemplated thereby were terminated and as a result of such termination the going private transaction described in the Preliminary Transaction Statement will not be completed.

Following the termination of the Hebron Merger Agreement, the Company entered into an agreement and plan of merger dated September 25, 2009 among the Company, Project Skyline Intermediate Holding Corporation and Project Skyline Merger Corporation (the "Skyline Merger Agreement").  As also discussed in our letter to you dated September 30, 2009, the Company believes that the transaction contemplated by the Skyline Merger Agreement is not a "Schedule 13e-3 transaction," as that term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended.

Mr. Kevin Dougherty U.S. Securities and Exchange Commission Division of Corporation Finance October 13, 2009 Page 2

Please do not hesitate to call me at 858-720-8942 with any questions or further comments you may have regarding this matter.

Sincerely, /s/ John J. Hentrich
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc:	Peggy Kim, Special Counsel, Office of Mergers and Acquisitions
Kristi P. Nelson, Esq., Pomeroy IT Solutions, Inc. (via e-mail)
Richard G. Schmalzl, Esq., Graydon Head & Ritchey LLP (via e-mail)
Jeffrey Fine, Esq., Kirkland & Ellis LLP (via e-mail)
Kevin Miller, Alston & Bird LLP (via e-mail)